Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CHANNELADVISOR CORPORATION

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ARTICLE I.

The name of the corporation is: ChannelAdvisor Corporation (the “Corporation”).

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is: 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each of which shall have a par value of one cent ($0.01) per share.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

ARTICLE VI.

Elections of directors need not be by written ballot.

ARTICLE VII.

(a) The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If Delaware General Corporate Law (“DGCL”) is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated to the fullest extent permitted by the DGCL, as so amended.

(b) Any repeal or modification of this Article VII shall be prospective and shall not affect the rights under this Article VII in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.